SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                  (Amendment 1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                  Comarco, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    09066L105
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                                 (CUSIP Number)

                                Neal C. Bradsher
                           724 Fifth Avenue, 9th Floor
                            New York, New York 10019
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 1, 2007
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  09066L105
---------------------

1.     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Broadwood Partners, L.P.

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [_]
                                                                      (b) [x]

3.     SEC USE ONLY



4.     SOURCE OF FUNDS*

            WC, AF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                     [_]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.     SOLE VOTING POWER

            0

8.     SHARED VOTING POWER

            846,317

9.     SOLE DISPOSITIVE POWER

            0

10.    SHARED DISPOSITIVE POWER

            846,317

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            846,317

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.5%

14.    TYPE OF REPORTING PERSON*

            PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  09066L105
---------------------

1.     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Broadwood Capital, Inc.

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [_]
                                                                      (b) [x]

3.     SEC USE ONLY



4.     SOURCE OF FUNDS*

            WC, AF

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                     [_]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

            New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.     SOLE VOTING POWER

            0

8.     SHARED VOTING POWER

            846,317

9.     SOLE DISPOSITIVE POWER

            0

10.    SHARED DISPOSITIVE POWER

            846,317

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            846,317

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.5%

14.    TYPE OF REPORTING PERSON*

            CO

CUSIP No.  09066L105
---------------------

1.     NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Neal C. Bradsher

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [_]
                                                                      (b) [x]

3.     SEC USE ONLY



4.     SOURCE OF FUNDS*

            WC, AF, OO

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                     [_]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.     SOLE VOTING POWER

            15,500

8.     SHARED VOTING POWER

            846,317

9.     SOLE DISPOSITIVE POWER

            15,500

10.    SHARED DISPOSITIVE POWER

            846,317

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            861,817

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.7%

14.    TYPE OF REPORTING PERSON*

            IN

CUSIP No.  09066L105
---------------------

--------------------------------------------------------------------------------
Item 1.     Security and Issuer.

            Comarco, Inc., Common Stock (the "Shares")

            Comarco, Inc.
            25541 Commercentre Drive
            Lake Forest, California 92630
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Item 2.     Identity and Background.

(a-c,f) This Schedule 13D is being filed by Broadwood Partners, L.P. ("Broadwood Partners"), Broadwood Capital, Inc. ("Broadwood Capital"), the general partner of Broadwood Partners and Neal C. Bradsher, the President of Broadwood Capital (each of Broadwood Partners, Broadwood Capital and Neal C. Bradsher may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

Broadwood Partners is a Delaware limited partnership with its principal business address at 724 Fifth Avenue, 9th Floor, New York, New York 10019. Broadwood Capital is a New York corporation with its principal business address at 724 Fifth Avenue, 9th Floor, New York, New York 10019. Neal C. Bradsher is a United States citizen whose principal business address is c/o Broadwood Capital, Inc., 724 Fifth Avenue, 9th Floor, New York, New York 10019.

The Shares reported herein are held in the name of the Broadwood Partners and Neal C. Bradsher.

     (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
--------------------------------------------------------------------------------
Item 3.     Source and Amount of Funds or Other Consideration.

As of the date hereof Broadwood Partners may be deemed to beneficially own 846,317 Shares.

As of the date hereof Broadwood Capital may be deemed to beneficially own 846,317 Shares.

As of the date hereof Neal C. Bradsher may be deemed to beneficially own 861,817 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.
--------------------------------------------------------------------------------
Item 4.     Purpose of Transaction.

The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) any change in the present Board of Directors or management of the Issuer; (c) any material change in the present capitalization or dividend policy of the Issuer;
(d) any material change in the operating policies or corporate structure of the Issuer; (e) any change in the Issuer's charter or by-laws; (f) the Shares of the Issuer ceasing to be authorized to be quoted in the NASDAQ inter-dealer quotation system; or (g) causing the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

The Reporting Persons have been and may continue to be in contact with members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to significantly increase shareholder value. Among these alternatives are improvements to the Issuer's Board of Directors and management, as well as refinements to the Issuer's strategy that may improve its business focus, accelerate its progress with respect to its major growth opportunities, and realize the value of its non-strategic assets. The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

The Reporting Persons reserve the right to effect transactions that would change the number of shares they may be deemed to beneficially own.

The Reporting Persons currently support the Issuer's Board of Directors and are satisfied so far with the Board's responses regarding the subjects under discussion.

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Item 5.     Interest in Securities of the Issuer.

(a, b) As of the date hereof, Broadwood Partners may be deemed to be the beneficial owner of 846,317 Shares, constituting 11.5% of the Shares of the Issuer, based upon the 7,371,338 Shares deemed outstanding as of April 13, 2007.

         Broadwood Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 846,317 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 846,317 Shares.

Broadwood Partners specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Broadwood Capital may be deemed to be the beneficial owner of 846,317 Shares, constituting 11.5% of the Shares of the Issuer, based upon the 7,371,338 Shares deemed outstanding as of April 13, 2007.

         Broadwood Capital has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 846,317 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 846,317 Shares.

Broadwood Capital specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Neal C. Bradsher may be deemed to be the beneficial owner of 861,817 Shares, constituting 11.7% of the Shares of the Issuer, based upon the 7,371,338 Shares deemed outstanding as of April 13, 2007.

         Neal C. Bradsher has the sole power to vote or direct the vote of 15,500 Shares; has the shared power to vote or direct the vote of 846,317 Shares; has sole power to dispose or direct the disposition of 15,500 Shares; and has shared power to dispose or direct the disposition of 846,317 Shares.

Neal C. Bradsher specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c) The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit B. All such transactions were effected in transactions with brokers.

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Item 6.     Contracts, Arrangements, Understandings or Relationships with
            Respect to Securities of the Issuer.

            N/A.

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Item 7.     Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Schedule of Transactions in the Shares of the Issuer

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


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Broadwood Partners, L.P.
By: Broadwood Capital, Inc.
By: Neal C. Bradsher, President

By: /s/ Neal C. Bradsher

---------------------------------

Broadwood Capital, Inc.
By: Neal C. Bradsher, President

By: /s/ Neal C. Bradsher

---------------------------------

/s/ Neal C. Bradsher

Neal C. Bradsher

---------------------------------


June 6, 2007



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A


                                    AGREEMENT


The undersigned agree that this Schedule 13D dated June 6, 2007 relating to the Common Stock of Comarco, Inc. shall be filed on behalf of the undersigned.


Broadwood Partners, L.P.
By: Broadwood Capital, Inc.
By: Neal C. Bradsher, President

By: /s/ Neal C. Bradsher

---------------------------------

Broadwood Capital, Inc.
By: Neal C. Bradsher, President

By: /s/ Neal C. Bradsher

---------------------------------

/s/ Neal C. Bradsher

Neal C. Bradsher

---------------------------------


June 6, 2007

                                                                       Exhibit B


                TRANSACTIONS IN THE SHARES BY BROADWOOD PARTNERS

  Date of                      Number of Shares
Transaction                     Purchase/(Sold)                  Price per Share
-----------                     ---------------                  ---------------
  6/1/2007                              200                           6.02
  6/1/2007                          123,709                           6.03
  6/1/2007                               52                           6.18
  6/1/2007                              488                           6.10
  6/1/2007                            2,100                           6.06
  6/1/2007                               51                           6.00
  6/4/2007                              100                           6.03





SK 22056 0001 780827